

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

February 22, 2017

Via E-mail
Mr. Luis Ganoza Durant
Chief Financial Officer
Fortuna Silver Mines, Inc.
200 Burrard Street, Suite 650
Vancouver, BC, Canada V6C 3L6

> **Re:    Fortuna Silver Mines, Inc.**
> **Form 40-F for the Year Ended December 31, 2015**
> **Filed March 29, 2016**
> **Response Dated January 27, 2017**
> **File No. 001-35297**

Dear Mr. Durant:

We have reviewed your January 27, 2017 response to our comment letter and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 22, 2016 letter.

Form 40-F filed March 29, 2016

Note 2 – Basis of Consolidation and Summary of Significant Accounting Policies

e) Mineral Properties, plant and Equipment

ii. Operational Mining Properties and Mine Development, page 11

1.    We note your response to comment 3 and understand that inferred resources represent 53% and 33% of the total depletion base for the San Jose and Caylloma mines respectively.   Please provide us with the amount of depletion expense for your mining

assets with and without the inclusion of inferred resources for the years ended December 31, 2015 and 2014 and the nine months ended September 30, 2016.

u) Significant Accounting Judgment and Estimates

ii. Estimates, page 25

2.      We note your response to comment 3 and your disclosure under this heading which identifies depletion and the determination of mineral reserves and the portion of mineral resources expected to be extracted economically as a significant accounting judgment and estimate.  Please expand your disclosure to explain the nature of the judgements and estimates made by management in determining the useful lives and depletion of your mineral properties providing details sufficient to understand the underlying assumptions used and other uncertainties related to the application and determination of your accounting policy.  In addition, please expand your disclosure of your other areas of significant management judgement and significant estimation uncertainty to explain the factors management considers and why these areas have significant estimation uncertainty rather than providing a list of topical areas.  Please refer to paragraphs 122 through 133 of IAS 1.

Note 14 – Income Tax, page 40

3.      We note your response to comment 4 indicates that the amounts included in the line item labelled "over/under provision in prior years" relates to change in tax laws that were effective January 1, 2014.  Please clarify why you recorded the impacts of these tax changes in 2015 rather than in 2014, the year in which the new laws were enacted.


You may contact Brian McAllister at (202) 551-3341 if you have any questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-3650 with any other questions.


Sincerely,

/s/Craig Arakawa

Craig Arakawa
Accounting Branch Chief
Office of Beverages, Apparel and Mining